UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                     1-8368
                                                                 ---------------

(CHECK ONE): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR                        CUSIP NUMBER
                                                                    78648R203
                                                                 ---------------

             for Period Ended: November 30, 1998
             [ ] Transition Report on Form 1-K
             [ ] Transition Report on Form 20-K
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________________


   Read Instruction (on back page) Before Preparing Form, Please Print or Type
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                  HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

SAFETY-KLEEN CORP.
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Full Name of Registrant

LAIDLAW ENVIRONMENTAL SERVICES, INC.
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Former Name if Applicable

1301 GERVAIS STREET, SUITE 300
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Address of Principal Executive Office (Street and Number)

COLUMBIA, SOUTH CAROLINA 29201
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]   (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was not able to timely file its quarterly reports on Form 10-Q required to be filed pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. The Form 10-Q of the Company covered the three month period ended November 30, 1998. The quarterly report was not able to be completed due to the unexpected unavailability of a key employee responsible for the preparation of the quarterly report and the circumstances relating to such unavailability were beyond the control of the Company. The Company hereby confirms that the circumstances relating to the delay in the completion of the quarterly report could not have been eliminated by the Company without unreasonable effort and expense. The Company undertakes that the outstanding quarterly report will be filed no later than January 19, 1999, which is the fifth calendar day following the prescribed due date (January 14, 1999) of the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Paul R. Humphreys               (803)                   933-4261
      -----------------               -----                   --------
      (Name)                        (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No

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(3)   It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                                                                               3

                               SAFETY-KLEEN CORP.
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized


Date:   January 15, 1999                 By:   /s/ Paul R. Humphreys
      --------------------                   -------------------------
                                             Paul R. Humphreys

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 10549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).